File No. 024-12021

OFFERING CIRCULAR SUPPLEMENT NO. 1 DATED SEPTEMBER 28, 2023

(To the offering circular dated oCTOBER 11, 2022, and qualified on oCTOBER 28, 2022)

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Rodedawg International Industries, Inc. (the "Company," "we," "us," or "our") filed on October 11, 2022, and qualified by the Commission on October 28, 2022 ("Offering Circular") relating to the offer and sale by us of up to 100,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.025, for an offering amount of up to $2,500,000 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

•	Update the offering price for our common shares throughout the Offering Circular;

Offering Price for Our Units

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

This is the public offering of securities of Rodedawg International Industries, Inc., a Nevada corporation. We are offering 100,000,000 shares of our common stock, par value $0.001 (“Common Stock”), at an offering price of $0.02 per share (the “Offered Shares”) by the Company, for a total offering of up to $2,500,000. This Offering will terminate twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

Investors will pay the most recent publicly announced offering price as of the date of their subscription.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.02	$2,500,000
Underwriting Discounts and Commissions (3)	$0.00	$0
Proceeds to Company	$0.02	$2,500,000

(1) We are offering shares on a continuous basis. See “Distribution – Continuous Offering”.

(2) This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(3) We are offering these securities without an underwriter.

Rodedawg International Industries, Inc.

30 N. Gould Street

Suite N

Sheridan, WY 82801

Up to $2,500,000

100,000,000 SHARES OF COMMON STOCK

$0.02 PER SHARE

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, City of Sheridan, State of Wyoming, on, on September 28, 2023.

(Exact name of issuer as specified in its charter): Rodedawg International Industries, Inc.

By (Signature and Title):	/s/ Christopher Swartz
Christopher Swartz Chief Executive Officer (Principal Executive Officer) and Director

This Supplement to the Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature):	/s/ Christopher Swartz
Christopher Swartz
(Title):	Chief Executive Officer and Director

(Date):	September 28, 2023

SIGNATURES OF DIRECTORS:

/s/ Robert Munck	September 28, 2023
Robert Munck	Date

/s/ Christopher Swartz	September 28, 2023
Christopher Swartz	Date

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